Mail Stop 6010   September 9, 2008

Mr. Andrew Guggenhime
Senior Vice President and Chief Financial Officer
Biotech Spinco, Inc.
1400 Seaport Boulevard
Redwood City, California 94063

Re: Biotech Spinco, Inc.
**   Form 10-12B filed August 13, 2008**
**   File No. 1-34154**

 Dear Mr. Guggenhime:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with supplemental information so
we may better understand your disclosure. After reviewing this information, we may or
may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10

General

1. We will need time to review all new disclosure, including all of the exhibits.
    Please file your remaining exhibits as soon as practicable.

2. Please note that where we provide examples to illustrate what we mean by our
    comments, they are examples and not exhaustive lists. If our comments are
    applicable to portions of the filing that we have not cited as examples, please
    make the appropriate changes in accordance with our comments.

3. Please update your disclosure to the most recent date practicable.

4. It appears that you intend to request confidential treatment for a number of exhibits and the requests have not yet been filed. Comments related to any requests for confidential treatment will be provided under separate cover. Please be advised that we will not be in a position to consider a request for acceleration of effectiveness of the registration statement until we resolve all issues concerning the confidential treatment requests.

5. Please update your financial statements, including pro forma financial information, in accordance with Rule 3-12 of Regulation S-X.

Exhibit 99.1 – Information Statement

Summary, page 2

Our Company, page

6. The summary should provide a balanced presentation of the information presented in the body of the filing. As currently written, your summary focuses only on the positive attributes of the company. Please balance the discussion of your strategy, technology and product candidates with a discussion of your challenges and risks. This new disclosure should be at least as prominent and detailed as your discussion of your strategy, technology and product candidates.

7. Please revise your disclosure here and in the business section to add a statement that clarifies that you currently do not have any products that are commercially available and that none of your products have obtained FDA approval.

Risk Factors – General, page 12

8. To the extent you are aware of any potential adverse side effects of your product candidates, please include a risk factor describing these adverse effects.

"We have no history operating as an independent company…," page 13

9. Please expand the discussion to disclose the services PDL will provide under the Transition Services agreement and disclose when PDL will stop providing these services.

"We anticipate that we will incur losses for the foreseeable future. We may never…," page 14

10. You have combined two distinct risks under the same subheading, namely the risk of continued losses and the need for additional capital. Please revise the disclosure to present each risk in a separate risk factor.

11. Please quantify the extent of losses experienced to date.

"We must attract and retain key employees…," page 16

12. Please expand the discussion to quantify the reductions in force and rate of attrition.

13. Please identify the principal members of your management and scientific staff upon whom you are dependent. In addition, discuss the extent to which you have employment agreements with these individuals.

14. Please briefly describe the term and termination provisions of your employment contracts, if any, with key executives.

"If our research and development efforts are not successful…," page 17

15. Please disclose any significant problems, significant side effects or unsuccessful results from any clinical trials you have conducted to date relating to your product candidates.

"We face significant competition." – page 18

16. Please expand the discussion to identify your principal competitors and their stage of development of competing products.

"If our collaborations are not successful or are terminated by our collaborators…," page 19

17. Please expand the discussion to describe instances where your partners have terminated the relationship with you and how this termination affected your operations and financial condition. In addition, if you are aware any partners are considering terminating their relationship with you and such termination may have a material effect on your operations and financial condition, please expand the discussion to describe these circumstances.

"Our business may be harmed …," page 25

18. Please identify the third parties that you substantially rely upon for compounds used in your product candidates. Also, to the extent you have any agreements with such parties, please so indicate and describe in your business section the material terms of such agreements. You should also file the agreements as exhibits to the Form 10, if material. If you have determined you are not substantially dependent on these parties, please provide us with an analysis

supporting this determination and disclose the number of parties you engage to provide these compounds.

"We may be subject to product liability claims…," page 27

19. Please disclose your level of product liability coverage. Please also disclose the cost to you of such coverage, if material.

"Your percentage ownership in BioCo may be diluted…," page 29

20. Please disclose the approximate size of the award that you expect you will grant to your directors, officers, and employees.

"We do not expect to pay dividends…," page 29

21. Please expand the discussion to clarify why you believe the non-payment of dividends poses a risk to investors.

The Spin-Off, page 31

22. Please expand the discussion to briefly describe how the terms of the separation were determined.

Reasons for the Spin-Off, page 31

23. Please include a discussion of any negative aspects of the separation considered by the board of directors.

Cash Contribution, page 32

24. The registrant should explain the source of the $375 million that the parent will use to fund the registrant on a post spin-off basis. For example, is there already sufficient cash on hand or is there a financing agreement in place or in negotiation?

25. If there is a financing agreement, consideration should be given to explaining the terms of the agreement and filing the agreement as an exhibit.

Certain U.S. Federal Income Tax Consequences, page 33

26. Please revise the heading and discussion to clarify that you are summarizing the material tax consequences instead of only "certain" tax consequences.

27. The discussion of tax effects of the transaction should also explain how the spin-off will affect shareholders' bases and holding periods with respect to their PDL shares.

Distribution Conditions and Termination, page 38

28. You state PDL's board of directors has reserved the right to amend, modify or abandon the distribution and the related transactions at any time prior to the distribution date. Supplementally, please tell us when and how you will inform investors of any amendments or modifications that may take place.

Strategic Collaborations and Licensing Agreements, pages 45-47

29. We note your reference to the collaboration with Biogen-Idec. Since this agreement was entered into with the parent, please explain how the registrant becomes a party to the agreement and whether Biogen-Idec has agreed and/or is required to agree.

30. Similarly with respect to the agreements described on pages 46-47, please explain how the registrant will become a party to these agreements which were entered into with registrant's parent, and the extent to which the other parties are required to and have given their consent to any assignment to the registrant.

31. The business section discussion should explain how the registrant becomes a party to or is enabled to use any of the intellectual property that PDL has relied on to date. The registrant should consider describing these agreements under "Our Patents and Other Proprietary Rights" on pages 47-48 and filing the original agreements as exhibits, as may be applicable.

32. The discussion of each agreement should include the material terms of each, including, but not limited to, the aggregate amount of any milestone payments, duration and termination provisions, minimum royalty payments, financial commitments, aggregate amounts paid to date, and any other material terms.

33. To the extent you have not done so already, you should also file these agreements as exhibits. If you have determined that these agreements are not material and that you are not substantially dependent upon them, please provide us with an analysis supporting this determination.

Employees, page 50

34. It appears the number of employees will decline from approximately 385 to approximately 280 employees by March 31, 2009. Will the 105 transition employees return to PDL? If not, please clarify who will bear the expenses, if

any, related to the termination of the transition employees. To the extent practicable, any termination related expenses should be quantified.

35. The number of your employees engaged in research and development will decline by approximately 24% by March 31, 2009. Similarly, the number of employees engaged in general and administrative functions will decline by approximately 36%. Please discuss the reason for the anticipated decline in employment levels and whether this reduction indicates a shift in your future plans, decreased research and development activities, or services that will be provided by PDL subsequent to March 31, 2009.

Our Relationship with PDL after the Spin-Off, page 71

36. The discussion should be revised to clearly explain the scope of both the "Biotechnology Business" that will be spun off to the registrant and the "Royalty Business" that will be the business of the parent including assets and liabilities assigned to each, material agreements assigned to each and the related rights and obligations, proposed business activities, etc. It is not sufficient to merely state as you have on page 71 that the parent will retain the proprietary rights, intellectual property, assets, etc. attributable to the "Royalty Business" and the registrant will obtain the proprietary rights, intellectual property or assets attributable to the "Biotechnology Business." The respective rights, properties, assets, etc. should be specifically defined and identified.

37. Please clearly explain to what extent the two businesses will or will not overlap. For example, will the parent retain royalty rights regarding products currently or potentially in the registrant's pipeline? Will PDL own royalty-related assets unrelated to the products the registrant is developing or may develop and what are these rights?

38. If applicable, the registrant should include disclosure regarding the extent to which it may be required to pay PDL license fees for products that they are or may be developing in the future, the terms thereof, and the non-arm's length nature of that arrangement. Also, the registrant should include disclosure, to the extent applicable, explaining the possibility that PDL may be able to sublicense the right to third parties to develop the same products that the registrant is or may develop in the future. If either is possible, the registrant should include risk factor disclosure discussing the potential negative effects on the registrant's prospects and the nature of any conflicts of interest the PDL Board has in structuring the businesses of the two post-split companies the way they did.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 75

39. You disclose "the unaudited pro forma balance sheet information presented below has been prepared from the historical audited balance sheet of the Biotechnology

Business of PDL as of March 31, 2008." Based on your disclosure on page F-3 it appears that the historical balance sheet of the Biotechnology Business of PDL is unaudited. Please revise your disclosure to clarify.

40. You disclose "the pro forma adjustments are based on the best information available and assumptions that management believes are reasonable given the information available; however, such adjustments are subject to change based upon the finalization of the terms of the separation and the underlying separation agreements." Please state, if true, that in management's opinion the pro forma adjustments are not expected to materially differ from the final adjustments; otherwise, present additional pro forma information to give effect to the range of possible results. Refer to Rule 11-02(b)(8) of Regulation S-X.

41. Please provide pro forma condensed statements of income for the fiscal year ended December 31, 2007 and latest interim period and include accompanying explanatory notes. Refer to Rule 11-01(a)(7) and 11-02(b) of Regulation S-X. Your inability to make estimates of costs that BioCo would expect to incur as a separate public company does not appear to exempt the inclusion of pro forma statements of income. Further, paragraph 4 of the Instructions to Rule 11-02 states "Adjustments may also be necessary when charges for corporate overhead, interest, or income taxes have been allocated to the entity on a basis other than one deemed reasonable by management." Refer to SAB Topic 1:B.2. Also, consider filing a financial forecast in lieu of the pro forma statements of income required by Rule 11-02(b). See Rule 11-03(a) of Regulation S-X.

Members of the Board of Directors, page 77

42. Please expand the discussion to clarify who will appoint the remaining directors and when these appointments will be made.

*　　*　　*

General

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under

Mr. Andrew Guggenhime
Biotech Spinco, Inc.
September 9, 2008

the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact James Peklenk at (202) 551-3661 or Donald Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: J. Howard Clowes, Esq.
   DLA Piper US LLP
   153 Townsend Street, Suite 800
   San Francisco, California 94107-1957